Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

January 31, 2024

VIA EDGAR

Eileen Smiley
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Venerable Variable Insurance Trust File Nos. 811-23910 and 333-274984

Dear Ms. Smiley:

On behalf of Venerable Variable Insurance Trust (the “Trust”) and each series thereof (the “Funds”), set forth below are the Trust’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 15, 2023 regarding the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Trust’s response. Capitalized terms used but not defined in this letter shall have the meanings given to them in the Registration Statement.

We also describe below the changes that the Trust has made in response to the Staff’s comments in Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A, which is being filed by the Trust on the date hereof (the “Revised Registration Statement”), or which will be included in one or more additional pre-effective amendments to be filed subsequently.

PROSPECTUS

FUND SUMMARIES, pages 2-30

Venerable High Yield Fund, pages 2-6

Fund Fees and Expenses

1.	The fee table and expense example are not completed. Please complete all fields. We could have additional comments once completed.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Response: The Trust will provide the requested information in one or more future pre-effective amendment filings.

2.	On Page 63 of the prospectus states that the Fund pays one management fee to the Adviser (excluding acquired fund expenses) and the Adviser is responsible for paying any Sub-Adviser and the Sub-Adviser is responsible for paying any money manager fee. Please ensure that the structure of the management fee (excluding acquired funds expenses) is explained in a footnote to the line item for the Management Fee in the fee table.

Response: The Trust respectfully declines to make the requested change as it is not required by Form N-1A. Further, the Trust does not believe such footnote disclosure is customary and notes the information is disclosed elsewhere in the Registration Statement.

3.	Footnote 2 to the fee table contains a description of the waiver and reimbursement provisions in place until sometime in 2025. Please confirm if the fees waived or reimbursed by the Advisor will be subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that any recoupments would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.

Response: The Trust confirms that the fees waived or reimbursed will not be subject to recoupment.

4.	The third full paragraph on Page 3 of the prospectus states that “[l]ower rated securities generally pay higher yields than more highly rated securities to compensate investors for the higher risk.” Please add disclosure at this point or in the principal risks that accordingly such securities are considered speculative.

Response: The Trust has made the requested change in the Revised Registration Statement.

5.	In the fourth full paragraph on Page 3 of the prospectus, you state that “a portion” of the Fund’s net assets could be in illiquid securities. Please confirm whether investments in illiquid securities are in fact a principal strategy of the Fund. In your response, please discuss the amount of the Fund’s assets expected to be committed to illiquid securities, the amount of the Fund’s assets expected to be placed at risk by investing in illiquid securities, and the likelihood of the Fund’s losing some or all of those assets from investing in illiquid securities. If you determine that investing in illiquid securities is not a principal strategy, please relocate this disclosure. Please also consider defining what a portion means.

Response: The Trust has determined that investments in illiquid securities will not be a principal strategy of the Fund. In the Revised Registration Statement, the disclosure regarding investments in illiquid securities has been relocated to “Non-Principal Investment Strategies” and the related risk is now disclosed as a “Non-Principal Risk”. The Trust respectfully notes that the same changes were also made to the Venerable Strategic Bond Fund.

6.	The fifth full paragraph on Page 3 of the prospectus states that “[t]he Fund may invest in U.S. dollar denominated debt securities of issuers located in developed markets.” Consider adding disclosure either here or in response to Item 9 on how the Fund defines “developed markets.”

Response: The Trust has made the requested change in Item 9 of the Revised Registration Statement.

Venerable Moderate Allocation Fund, pages 7-12 of the prospectus

7.	The second full paragraph on Page 8 of the prospectus under the heading entitled “Principal Risks of Investing,” states that “[t]the following are the principal risks associated with investing in some or all of the Underlying Funds, which are also principal risks of investing in the Fund as a result of its investment in the Underlying Funds.” In the first full paragraph on Page 8 under the section entitled “Principal Investment Strategy”, you detail the Venerable Funds that the Venerable Moderate Allocation Fund will invest in as of the date of the prospectus. Please revise the disclosure in the later paragraph to replace the phrase “some or all” with an affirmative statement that the principal risks disclosed of this Fund reflects the principal risks of the Underlying Funds identified in the Principal Investment Strategy.

Response: The Trust has made the requested change in the Revised Registration Statement.

8.	In the first full bullet point on Page 9 of the prospectus in the section entitled Non-Investment Grade Debt Securities (“High Yield” or “Junk Bonds”), add to the end of that sentence “and are considered speculative investments.”

Response: The Trust has made the requested change in the Revised Registration Statement.

Venerable Large Cap Index Fund, pages 13-16

Principal Investment Strategy

9.	Because the Index has not been identified, there is additional disclosure necessary once the Index is identified on Page 13 in the section entitled “Principal Investment Strategy”. For example,

•	Please identify the Index and the Index Provider on Page 13 of the prospectus in the section entitled “Principal Investment Strategy” and the component selection criteria for the index.

•	If the Index is to be a Russell-based Index, also disclose if Russell Investment Management, LLC (RIM), the sub-adviser to the Fund, is an affiliate of the Index Provider in Item 4 or later in Item 9 disclosure.

•	Disclose the rebalance and reconstitution process, explaining how and when the Index changes.

•	Disclose the number of Index components, which could be a finite number or a range.

Response: The Trust respectfully acknowledges the Staff’s comment and will identify the Index and include the additional requested disclosure in a subsequent pre-effective amendment filing.

10.	The third full paragraph on Page 13 states that the Fund generally seeks to replicate the performance of the Index but RIM can cause the Fund’s weighting of a stock to be more or less than the Index “when RIM believes it is in the best interest of the Fund, such as to address liquidity considerations . . ..” Although deviations from an Index can be appropriate under extraordinary circumstances, including to address liquidity considerations, the phrase permitting the manager to deviate from the Index when RIM believes it is in the best interests of the Fund appears to confer unlimited discretion on RIM. Explain supplementally to the staff under what circumstances RIM would have the authority to determine these deviations and consider further defining and limiting when RIM would have this ability.

Response: The Trust has revised the “Principal Investment Strategy” and “Principal Investment Strategies of the Fund” sections to clarify the circumstances under which the Fund may hold securities not included in the index as follows:

The Fund generally seeks to replicate the performance of the [   ] Index by giving approximately the same weight to a given stock as the index does. ~~However, when RIM believes it is in the best interest of the Fund, such as to address liquidity considerations with respect to a stock, RIM may cause the Fund’s weighting of a stock to be more or less than the index’s weighting of the stock.~~ However, the Fund may at times hold securities not included in the index or may not hold stocks in the same proportions as the index for a number of reasons, including as a result of corporate actions with respect to stocks included in the index (such as mergers and spin-offs), legal restrictions that apply to the Fund but not to the index (such as diversification requirements), liquidity considerations with respect to a stock or extraordinary circumstances (such as if trading in a stock has been halted). The Fund may sell ~~securities~~ stocks that are represented in the index in anticipation of their removal from the index or buy ~~securities~~ stocks that are not yet represented in the index in anticipation of their addition to the index.

11.	In the fifth paragraph on Page 13 of the prospectus, you state that the Fund intends to pursue its strategy to be fully invested by investing cash by purchasing Index future contracts. Please confirm supplementally to the staff whether derivatives will be used to satisfy the 80% policy. If so, please include more specific disclosure on how this derivative strategy would be implemented to comply with the Fund’s 80% investment policy.

Response: The Fund will not use derivatives to satisfy the 80% policy.

12.	On Page 14 of the prospectus, there is a principal risk entitled “Liquidity”. We note that the Fund generally seeks to replicate the performance of a large cap index. Given the Fund's focus on large cap companies, which typically have deep liquidity, enhance this risk factor disclosure to more specifically explain how this is a principal risk for the Fund.

Response: The Trust has removed “Liquidity” as a principal risk of the Fund in the Revised Registration Statement.

13.	On Page 15 of the prospectus, there is a principal risk entitled “Information Technology Sector Risk”. This Fund reserves the right to concentrate in different industries if the Index itself does so. Explain supplementally to the staff why the principal risk is defined as a sector concentration risk as opposed to an industry concentration risk. Does the Index contemplated for use in this Fund currently have a significant exposure to the broader information technology sector but not a specific information technology industry? If so, consider adding disclosure that explains that the Fund, although not concentrated in an industry, could have focused investments in different information technology industries in the broader information technology sector.

Response: The Trust confirms that the Index contemplated for this Fund has significant exposure to the broader information technology sector but not a specific information technology industry.

The Trust has added the following to the “Principal Investment Strategy” and “Principal Investment Strategies of the Fund” sections:

As of the date of this Prospectus, a significant portion of the Index consisted of securities of companies in the information technology sector.

Venerable Strategic Bond Fund, pages 17-21

14.	On Page 17 of the prospectus, the Fund’s investment objective is to seek to maximize total return “while investing to obtain the average duration specified below.” On Page 18 in the section entitled “Principal Investment Strategy”, you state that, under normal market circumstances, the average effective duration for the Fund is expected to range within “20% of the average duration of the domestic bond market as a whole as estimated by FT and the money managers.” Please explain how the managers or FT will estimate the average duration of the domestic bond market. Explain supplementally to the staff whether these estimates will be published or available to investors.

Response: The Trust respectfully submits that FT and the money managers primarily use the Bloomberg US Aggregate Bond Index to estimate the average duration of the domestic bond market. The Trust respectfully submits that it does not currently intend to publish or make available its estimate to investors.

15.	On Page 20 of the prospectus there is a principal risk entitled “Non-US and Emerging Markets Debt”. Consider adding disclosure that investments in emerging debt issuers could involve more risk than in developed countries.

Response: The Trust has made the requested change in the Revised Registration Statement.

Venerable U.S. Large Cap Core Equity Fund, pages 22-26

16.	On Page 23 of the prospectus, the Fund, for purposes of its 80% policy, generally defines large cap companies as being tied to the U.S. based on the “country of risk” as determined by a third party such as Bloomberg. Later in the Item 9 disclosure on Page 39 of the prospectus, you state that the portfolio manager, based on different factors, also can make the determination that an issuer is tied to the U.S. Consider adding a brief statement on Page 23 of the prospectus that the Fund looks to “country of risk” as determined by a third party or based on a determination of the portfolio manager. This comment also applies to the US Large Cap Strategic Equity Fund discussed on Pages 26-27 of the prospectus.

Response: The Trust has made the requested change in the Revised Registration Statement.

17.	Page 24 of the prospectus contains a principal risk entitled “Index-Based Investing”. However, this Fund is not seeking to replicate an Index and can purchase securities tied to the U.S. if the company is in the Russell 1000 Index or has a capitalization within the capitalization range of the Russell 1000 Index. Please confirm to the staff whether this is a principal risk of this Fund, and if not, please remove it for clarity. For example, the Venerable Large Cap Strategic Equity Fund defines large cap companies in a similar fashion and does not have this listed as a principal risk of that Fund.

Response: The Trust respectfully notes that with respect to Fund assets not allocated to money manager strategies, the Fund’s Item 4 “Principal Investment Strategy” section states that “RIM may use strategies based on indexes” and the Fund’s Item 9 “Principal Investment Strategies of the Fund” section states that “RIM may use strategies based on indexes, including optimized index sampling (strategies that seek to purchase a sampling of securities using optimization and risk models) and/or index replication.” Accordingly, the Trust believes that its current disclosure is clear for potential investors and respectfully declines to make any changes to the existing disclosure.

18.	Page 24 of the prospectus contains a risk factor entitled “Information Technology Sector Risk”. Although sector concentration is not required to be disclosed as a principal strategy, there is no context for this listed as a principal risk from the principal strategies listed. Consider adding a brief statement why this risk is relevant (i.e., although the Fund will not concentrate in any particular industry, many large cap U.S. companies are involved in the broader information technology sector and the Fund could have a significant exposure to the broader sector).

Response: The Trust has added the following to the “Principal Investment Strategy” and “Principal Investment Strategies of the Fund” sections:

The Fund may, from time to time, invest a significant portion of its total assets in securities of companies in a particular sector or sectors. As of the date of this Prospectus, the Fund expects to invest a significant portion of its assets in securities of companies in the information technology sector.

Venerable US Large Cap Strategic Equity Fund, pages 27-30

19.	Page 28 of the prospectus contains a risk factor entitled “Equity Securities” that contains a description of the risks of small and mid-cap companies. However, in the chart on Page 42, small cap stocks are listed as a non-principal risk. Please reconcile the description of the principal risks in Item 4 with the chart detailing the principal and non-principal risks.

Response: The Trust has removed the reference to small cap stocks from the “Equity Securities” risk factor in the Revised Registration Statement and has made a similar change to other Funds as well.

20.	Page 29 of the prospectus contains a risk factor entitled “Information Technology Sector Risk”. Please see Comment 18.

Response: The Trust has added the following to the “Principal Investment Strategy” and “Principal Investment Strategies of the Fund” sections:

The Fund may, from time to time, invest a significant portion of its total assets in securities of companies in a particular sector or sectors. As of the date of this Prospectus, the Fund expects to invest a significant portion of its assets in securities of companies in the information technology sector.

ADDITIONAL INFORMATION ABOUT THE FUNDS

More Information About the Funds’ Principal Investment Strategies

VENERABLE US LARGE CAP CORE EQUITY FUND, pages 37-39

21.	On Page 37, it states that the Fund may invest as a non-principal strategy in master limited partnerships (MLPs). Explain supplementally to the staff whether such MLPs will be private investment companies exempt from the definition of investment company under sections 3(c)(1) or 3(c)(7) of the 1940 Act, and if so, explain the approximate percentage of such holdings in private funds.

Response: The percentage of the Fund’s assets that may be invested in MLPs is expected to be less than 5%, all or a portion of which may be in MLPs that are private investment companies exempt from the definition of investment company under sections 3(c)(1) or 3(c)(7) of the 1940 Act.

More Information About the Funds’ Principal Investment Risks, pages 41-63

22.	There is a chart on Pages 42-44 that details the Funds’ principal and non-principal risks with detailed disclosure that follows. The more detailed description of the risks does not appear to be organized in a manner that is easy for an investor to locate a particular risk. Consider adding a brief statement how the risks are organized after the chart (for example, alphabetically).

Response: In the Revised Registration Statement, the Trust has reorganized the risks to be alphabetical and has noted such organization in the disclosure.

FUND ACCOUNT INFORMATION

Fund Account Policies, pages 69-70

23.	On Pages 69-70, the prospectus describes information regarding purchases and sales and when the calculation of NAV occurs but does not contain disclosure when orders are priced as required under Item 11 (e.g., at the NAV next calculated after receipt of the order from the separate account). Please review this disclosure to ensure that all requirements of Item 11 are met. If the Trust is relying on General Instruction 3(d)(i)(C) to Form N-1A to omit some information, please confirm that the variable contracts will be covered by a separate account prospectus.

Response: In the Revised Registration Statement, the Trust has added disclosure that “Each Fund’s price per share will be the net asset value next calculated after an order is received and accepted by a Fund or its designated agent.”

STATEMENT OF ADDITIONAL INFORMATION

Portfolio Managers

Adviser, page 10

24. Pages 10 of the SAI states that “[t]he portfolio managers are employed by an Affiliate of the Adviser . . ..” Please explain supplementally to the staff the nature of this arrangement. Such explanation should cover, at a minimum, the following:

•	Identify the Affiliate of the Adviser who employs the portfolio managers for the Fund.

•	Identify the country of domicile of the Affiliate, how it is affiliated with the Adviser (i.e., controlling entity, controlled entity, or sister company), whether the Affiliate is a registered entity with the Commission, and identify the owners of the Affiliate.

•	Please supplementally explain whether the Fund and the Affiliate have entered into any agreement to provide these services.

o	If so, please explain why such an agreement is not an advisory contract within the meaning of the Investment Company Act of 1940. Please provide a copy to the staff of any such agreement.

o	In your response, address (regardless of whether there is an agreement in place): (i) the specific services the Affiliate and its employees will provide the Fund and why those services do not amount to advisory services provided to the Fund; (ii) the extent to which the Fund will depend on the Affiliate’s personnel and resources for investment opportunities; (iii) whether the Affiliate’s personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under section 202(a)(25) of the Investment Advisers Act of 1940; (iv) whether and what fees are paid to the Affiliate and whether they are paid pursuant to an agreement; and (v) whether the Affiliate is considered a fiduciary with respect to the Fund.

•	Confirm that the records created by the portfolio managers required under the Investment Company Act are records of the Fund and the location where they will be maintained.

Response: As persons employed by the applicable discretionary investment sub-adviser will be primarily responsible for the day-to-day management of each Fund’s portfolio, the disclosure in the Revised Registration Statement has been revised to remove references to the Portfolio Manager(s) of the Adviser.

Exhibits

25.	Please confirm that the legal opinion to be filed as exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Response: The Trust confirms that the legal opinion to be filed as exhibit (i) will be consistent with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

26.	Please confirm that participation agreements with all separate accounts will be filed as exhibits as they are material contracts.

Response: The Trust confirms that participation agreements will be filed as exhibits.

27.	Please confirm that the licensing agreement for the Venerable Large Cap Index Fund will be filed as an exhibit as that licensing agreement also is a material contract for purposes of that Fund.

Response: The Trust confirms that it will file the licensing agreement for the Venerable Large Cap Index Fund as an exhibit in a subsequent amendment.

Item 30 - Indemnification

28.	Section 9.6 of the Declaration of Trust does not contain the carveout in Section 9.5 that no indemnification will be provided if it is prohibited by federal law. Please supplementally explain to the staff whether Section 9.6 of the Declaration of Trust would permit the Trust to contract with the covered persons to indemnify them from Fund assets even if such indemnification would violate federal law.

Response: The Trust confirms no indemnification will be provided if it violates federal law.

SIGNATURE PAGE

29.	Section 6(a) of the Securities Act of 1933 requires registration statements to be signed by a majority of the Trustees. This registration statement was signed solely by the Initial Trustee. Please ensure that a pre-effective amendment to this registration statement is signed by all personnel required under Section 6(a) of the Securities Act of 1933 including a majority of the Trustees and any powers of attorney are filed as exhibits.

Response: The Trust respectfully submits that the initial trustee is the only trustee of the Trust as of the filing of the Registration Statement and the Revised Registration Statement. The Trusts will continue to ensure that all personnel required under Section 6(a) of the Securities Act of 1933, including a majority of the Trustees, sign the registration and that any powers of attorney are filed as exhibits. The Trust respectfully submits that additional trustees will join the Board of Trustees (the “Board”) and sign the Registration Statement prior to the effectiveness of the Registration Statement.

GENERAL COMMENTS

30.	Please identify the person or entity that will be providing the seed capital for the Trust and their relationship to the Trust.

Response: The Trust respectfully submits that Venerable Holdings, Inc. (“VHI”) currently intends to provide the seed capital for the Trust. The Adviser is a direct wholly-owned subsidiary of VHI.

31.	We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Trust respectfully acknowledges the Staff’s comment.

32.	On Page 65 of the prospectus, you state that the Fund has filed an application for exemptive relief to operate in a multi-manager structure. Please advise the staff of the status of that application and if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with your registration statement.

Response: The Trust respectfully submits that it is currently preparing applications for “Multi-Manager – Voting & Disclosure” exemptive relief and “Non-In-Person Board Meetings” exemptive relief. The Trust expects to file the applications as soon as practicable. The Trust has revised the disclosure in the Revised Registration Statement to clarify it intends to file the multi-manager exemptive application and has added disclosure stating it intends to file the non-in-person board meeting exemptive application.

33.	A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

Response: The Trust respectfully acknowledges the Staff’s comment.

* * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (202) 373-6133.

Sincerely,
/s/ Beau Yanoshik
Beau Yanoshik

cc:	Lee Barnard Kristina Magolis